UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59100 / December 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13310

In the Matter of	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**
NeoTactix Corporation,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against NeoTactix Corporation ("NeoTactix" or "Respondent").

II.

In anticipation of the institution of these proceedings, NeoTactix has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, NeoTactix consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1.   NeoTactix is a Nevada corporation located in Irvine, California that provided business development guidance and services for small businesses. The company ceased operations in or about May 2008. The common stock of NeoTactix has

been registered with the Commission under Exchange Act Section 12(g) since August 21, 2001. The Commission issued an order on March 20, 2008 suspending trading in the securities of NeoTactix under Exchange Act Section 12(k). Prior to the suspension, the company's common stock (symbol "NTCX") was quoted on the Over-the-Counter Bulletin Board and the Pink Sheets.

2.   While its common stock was registered with the Commission, NeoTactix failed to comply with Exchange Act Section 13(a) and Rules 13a-1, 13a-14 and 13a-15 thereunder in that it failed to make disclosures in its Form 10-K for the fiscal year ended December 31, 2007, filed with the Commission on April 11, 2008, concerning its internal control over financial reporting, as required by Items 601(b)(31) and 308T of Regulation S-K.

3.   While its common stock was registered with the Commission, NeoTactix failed to comply with Exchange Act Section 13(a) and Rule 13a-13 thereunder in that it has not filed any periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended September 30, 2007.

4.   While its common stock was registered with the Commission, NeoTactix failed to comply with Exchange Act Section 13(a) and Rule 13a-11 thereunder in that it failed to file a current report on Form 8-K disclosing the resignation of two directors, which occurred in or about May 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Registrant's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Florence E. Harmon
Acting Secretary